FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2012

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒                    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐                     No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

Quarterly Report for the Period Ending

June 30, 2012

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Quarterly report for the period ended June 30, 2012 of Videotron Ltd.

QUARTERLY REPORT

2012 FISCAL YEAR

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six-month Period

January 1, 2012 – June 30, 2012

August 9, 2012

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and six-month periods ended June 30, 2012 and 2011

(unaudited)

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

We, Videotron Ltd. (“Videotron” or “the Corporation”), are a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media”), incorporated under the Business Corporations Act (Québec). We are the largest cable operator in the Province of Québec and the third-largest in Canada, based on the number of cable customers, as well as being a major cable Internet service and telephony services provider in the Province of Québec. Videotron’s primary sources of revenue include: subscriptions for cable television, cable Internet access, cable and mobile telephony services, the rental and sale of DVDs and video games, and the operation of specialized websites.

The following Management Discussion and Analysis covers the Corporation’s main activities in the second quarter of 2012 and the major changes from the previous financial year.

All amounts are stated in Canadian dollars unless otherwise indicated. This Management Discussion should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2011 (Form 20F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>.

HIGHLIGHTS SINCE MARCH 31, 2012

•	In the second quarter of 2012, Videotron recorded an 8.5% revenue growth and a 7.7% ARPU growth over the same period last year.

•

Net additions of 333,400 revenue generating units (RGUs) over the last 12 months (representing the sum of our cable television, cable Internet, Internet over wireless, cable telephony subscribers, and mobile telephony lines), compared with 287,900 net RGUs added in the same period in 2011. Total RGUs of 4,756,800 as of June 30, 2012.

•

In the second quarter of 2012, following a seasonal moving period in the province of Québec that resulted in a net loss of 4,600 wireline RGUs (representing the sum of our cable television, cable Internet and cable telephony subscribers), the Corporation was able to fully recover all the wireline RGUs lost during that quarter by adding 26,000 new wireline RGUs in the month of July.

•	We activated 34,800 net new lines on our advanced mobile network, bringing our total mobile customer base to 347,600 activated lines.

•

On May 7, 2012, Videotron announced the release of the new Samsung Galaxy S III that is available to its customers since June 20, 2012. This exceptional handset enhances Videotron’s device selection. This superior-quality phone is smarter, more customizable, more intuitive, more powerful and delivers compelling user experience.

•

On May 17, 2012, Videotron launched its Ultimate Speed Internet 200, delivering an unprecedented Internet access speed to residential and business customers in the Québec City region. With this new, robust, reliable, super-fast access plan, Videotron is reaffirming its status as Québec’s top Internet service provider.

•

On May 30, 2012, Videotron made illico TV new generation available to more than 6 million people across its service area. The roll-out of this new service had begun on April 4, 2012 in certain regions of the Province of Québec.

NON-IFRS FINANCIAL MEASURES

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as operating income and average monthly revenue per user (“ARPU”), are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The

MANAGEMENT DISCUSSION AND ANALYSIS

Corporation calculates ARPU by dividing its combined cable television, Internet access, cable and mobile telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Operating Income

The Corporation defines operating income, as reconciled to net income under IFRS, as net income before amortization, financial expenses, gain/(loss) on valuation and translation of financial instruments, restructuring of operations, gain on debt refinancing, and income taxes. Operating income as defined above is not a measure of results that is recognized under IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Our management and Board of Directors use this measure in evaluating our consolidated results. As such, this measure eliminates the effect of significant levels of non-cash charges related to the depreciation of tangible assets and amortization of certain intangible assets and is unaffected by the capital structure or investment activities of the Corporation. Operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues. In addition, the Corporation uses free cash flows from continuing operating activities to reflect such costs. Measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies.

Table 1 below presents a reconciliation of operating income to net income as presented in our consolidated financial statements.

Table 1

Reconciliation of the operating income measure used in this report to the net income measure used in the consolidated financial statements

(in millions of dollars)

Three-month periods ended June 30			Six-month periods ended June 30
	2012	2011	2012	2011
Operating income	$301.7	$274.2	$604.7	$528.7
Amortization	(116.1)	(96.3)	(230.2)	(193.2)
Financial expenses	(44.6)	(38.3)	(88.8)	(75.8)
Gain (loss) on valuation and translation of financial instruments	29.1	(1.8)	98.6	6.0
Restructuring of operations and gain on debt refinancing	(0.3)	(5.9)	0.8	(14.5)
Income tax expense	(36.1)	(22.6)	(79.9)	(43.0)
Net income	$133.7	$109.3	$305.2	$208.2

MANAGEMENT DISCUSSION AND ANALYSIS

2012/2011 Second Quarter Comparison

Analysis of Consolidated Results of Videotron

Customer statistics

Cable television – The combined customer base for cable television services decreased by 16,100 (-0.9%) in the second quarter of 2012 (compared with a decrease of 7,900 in the second quarter of 2011) (see Table 2). As of June 30, 2012, our cable network had a household penetration rate (number of subscribers as a proportion of the 2,681,100 total homes passed) of 68.6% compared with 68.3% a year earlier.

•

The number of subscribers to illico Digital TV stood at 1,425,000 at the end of the second quarter of 2012, an increase of 7,500 or 0.5% during the quarter (compared with an increase of 26,700 (2.1%) in the second quarter of 2011) and a year-over-year increase of 154,600 (12.2%). As of June 30, 2012, 77.5% of our cable television customers were subscribers to our illico Digital TV services, compared with 70.6% as of June 30, 2011. As of June 30, 2012, illico Digital TV had a household penetration rate of 53.1%, compared with 48.2% as of June 30, 2011.

•

The customer base for analog cable television services decreased by 23,600 (-5.4%) in the second quarter of 2012 (compared with a decrease of 34,600 customers (-6.1%) in the second quarter of 2011) and year-over-year decrease of 22.1%, primarily as a result of customer migration to illico Digital TV.

Cable Internet access – The number of subscribers to cable Internet access services stood at 1,341,100 at the end of the second quarter of 2012, an increase of 600 (0.04%) in the quarter (compared with an increase of 2,900 (0.2%) during the second quarter of 2011) and a year-over-year increase of 5.9%. As of June 30, 2012, cable Internet access services had a household penetration rate of 50.0%, compared with 48.0% as of June 30, 2011.

Cable telephony service – The number of subscribers to cable telephony service stood at 1,223,400 at the end of the second quarter 2012, an increase of 10,900 (0.9%) in the second quarter (compared with an increase of 11,800 (1.0%) in 2011) and a year-over-year increase of 7.2%. As of June 30, 2012, the cable telephony service had a household penetration rate of 45.6%, compared with 43.3% as of June 30, 2011.

Mobile telephony service – As of June 30, 2012, 347,600 lines were activated on our mobile telephony service, an increase of 34,800 (11.1%) in the quarter (compared with an increase of 45,900 (27.9%) in 2011) and a year-over-year increase of 65.1%.

Table 2

End-of-quarter customer numbers

(in thousands of customers)

	June 12	March 12	Dec. 11	Sept. 11	June 11	March 11	Dec. 10	Sept. 10	June 10
Cable television:
Analog	412.9	436.5	460.7	496.1	530.3	564.9	592.0	619.7	639.5
Digital	1,425.0	1,417.5	1,400.8	1,348.1	1,270.4	1,243.7	1,219.6	1,182.3	1,142.0
Total cable television	1,837.9	1,854.0	1,861.5	1,844.2	1,800.7	1,808.6	1,811.6	1,802.0	1,781.5
Cable Internet	1,341.1	1,340.5	1,332.5	1,306.4	1,266.5	1,263.6	1,252.1	1,233.8	1,201.7
Internet over wireless(1)	6.8	5.9	5.6	5.2	4.0	3.6	2.3	0.6	—
Cable telephony	1,223.4	1,212.5	1,205.3	1,179.4	1,141.6	1,129.8	1,114.3	1,098.1	1,065.3
Mobile telephony (in thousands of lines)	347.6	312.8	290.6	258.1	210.6	164.7	136.1	95.4	87.0

Revenue generating units (RGUs)	4,756.8	4,725.7	4,695.5	4,593.3	4,423.4	4,370.3	4,316.4	4,229.9	4,135.5

(1)	RGUs originated from Internet over wireless have been added following the recent growth of their materiality.

MANAGEMENT DISCUSSION AND ANALYSIS

2012/2011 Results Analysis – Second Quarter Comparison

Revenues: $651.9 million, an increase of $50.9 million (8.5%) compared with the second quarter of 2011.

Combined revenues from all cable television services increased by $15.4 million (6.1%) to $267.9 million. This increase was primarily due to customer growth, price increases, the continued migration of our customers from analog to digital services, and subscriber increase to our high definition packages. These increases were partially offset by higher bundling discounts.

Revenues from cable Internet access services increased by $20.5 million (12.0%) to $191.5 million. The improvement was mainly due to customer growth, price increases, and the migration of customers to more expensive packages.

Revenues from cable telephony services increased by $4.9 million (4.6%) to $113.1 million. This increase was mainly due to customer growth, higher revenues per user from our small and medium-business customers, and higher revenues from long-distance packages.

Revenues from mobile telephony services increased by $14.8 million (57.1%) to $40.9 million, essentially due to customer growth.

Revenues from business solutions slightly decreased by $0.3 million (-2.1%) to $15.7 million.

Revenues from sales of customer premises equipment decreased by $4.3 million (-28.0%) to $10.9 million, mainly due to the popularity of our set-top box rental program.

Other revenues, comprising revenues from La Sette, SuperClub Vidéotron and Jobboom, remained stable in the second quarter at $12.0 million.

Monthly combined ARPU: $110.75 in the second quarter of 2012, compared with $102.85 in the same period of 2011, an increase of $7.90 (7.7%). This growth is mainly explained by an increase in customers subscribing to two or more services, migration of customers to more expensive television and cable Internet access service packages, and price increases for our television and Internet services.

Operating income: $301.7 million in the second quarter of 2012, an increase of $27.5 million (10.0%).

•	This increase was primarily due to:

•	revenue increase, as detailed above.

Partially offset by:

•	increases in call centre, marketing, as well as network maintenance costs, to support our growth; and

•	increase in operating expenses related to the deployment of our 4G network.

Cost of sales and operating expenses, expressed as a percentage of revenues: 53.7% in the second quarter of 2012 compared with 54.4% in 2011.

•	Cost of sales and operating expenses as a proportion of revenues decreased, primarily due to:

•	fixed-cost base, which does not fluctuate in sync with revenue growth; and

•	increase in residential customers subscribing to two or more services. As of June 30, 2012, 75.7% of our customers were bundling two services or more, compared with 73.6% as of June 30, 2011.

Partially offset by:

•	increase in operating expenses related to the deployment of our 4G network; and

•	increases in call centre, marketing, as well as network maintenance costs, to support our growth.

Amortization charge: $116.1 million, an increase of $19.8 million (20.6%) compared with 2011.

•	The increase was mainly due to:

•	amortization of our 4G network-related fixed assets as its deployment continued in late 2011 and 2012;

•	increase in acquisition of fixed assets, mostly related to telephony and cable Internet access services and to the modernization of our network; and

•	amortization of illico Digital TV set-top boxes related to our rental program.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial expenses: (Primarily comprised of cash interest expense on outstanding debt) $44.6 million, an increase of $6.3 million (16.4%).

•	The increase was mainly due to:

•	$5.3 million increase in interest expense, due to higher indebtedness;

•	$0.7 million loss on foreign currency translation on short-term monetary items, compared with a $0.1 million gain in 2011; and

•

$0.5 million increase in amortization of financing costs and long-term debt premium or discount, caused by the incremental financing fees incurred on new indebtedness, and the retirement of long-term debt subject to premium amortization.

Gain on valuation and translation of financial instruments: Gain of $29.1 million in the second quarter of 2012, compared with a loss of $1.8 million in the same quarter of 2011, related to changes in the fair value of financial instruments, mainly embedded derivatives, due to interest rate fluctuations.

Income tax expense: $36.1 million (effective tax rate of 21.3%) in the second quarter of 2012, compared with $22.6 million (effective tax rate of 17.1%) in the same quarter of 2011.

•	The increase of $13.5 million was mainly due to:

•	$8.2 million related to the increase in taxable income, offset by a lower domestic statutory tax rate;

•	$0.7 million related to tax consolidation transactions with our parent corporation; and

•	$4.6 million related to other non-taxable items, items deductible at a lower future tax rate, and other items.

Net income attributable to shareholder: $133.7 million, an increase of $24.4 million (22.4%).

•	The increase was mainly due to:

•	$27.5 million increase in operating income;

•	$30.9 million increase in gain/loss on valuation and translation of financial instruments; and

•	$5.6 million decrease in other expenses.

Partially offset by:

•	$13.5 million increase in income taxes;

•	$19.8 million increase in amortization charges; and

•	$6.3 million increase in financial expenses.

2012/2011 Results Analysis – First Semester Comparison

Revenues: $1,297.7 million, an increase of $113.5 million (9.6%) compared with the first six months of 2011.

Combined revenues from all cable television services increased by $37.8 million (7.6%) to $535.9 million. This increase was primarily due to customer growth, price increases, the continued migration of our customers from analog to digital services, and subscriber increase to our high definition packages. These increases were partially offset by higher bundling discounts.

Revenues from cable Internet access services increased by $43.5 million (12.8%) to $382.8 million. The improvement was mainly due to customer growth, price increases and the migration of customers to more expensive packages.

Revenues from cable telephony services increased by $9.3 million (4.3%) to $224.8 million. This increase was mainly due to customer growth, higher revenues per user from our small and medium-business customers, and higher revenues from long-distance packages.

Revenues from mobile telephony services increased by $31.7 million (67.9%) to $78.4 million, essentially due to customer growth.

MANAGEMENT DISCUSSION AND ANALYSIS

Revenues from business solutions increased by $1.5 million (4.7%) to $32.6 million, essentially due to growth in network solution services and long-distance services.

Revenues from sales of customer premises equipment decreased by $9.0 million (-31.8%) to $19.2 million, mainly due to the popularity of our set-top box rental program.

Other revenues, comprising revenues from La Sette, SuperClub Vidéotron and Jobboom, remained stable in the first semester at $23.9 million.

Monthly combined ARPU: $109.98 in 2012, compared with $101.31 in the same period of 2011, an increase of $8.67 (8.6%). This growth is mainly explained by an increase in customers subscribing to two or more services, migration of customers to more expensive television and cable Internet access service packages, and price increases for our television and Internet services.

Operating income: $604.7 million in 2012, an increase of $76.0 million (14.4%).

•	This increase was primarily due to:

•	revenue increase, as detailed above.

Partially offset by:

•	increases in call centre, marketing, as well as network maintenance costs, to support our growth; and

•	increase in operating expenses related to the deployment of our 4G network.

Cost of sales and operating expenses, expressed as a percentage of revenues: 53.4% in 2012 compared with 55.4% in 2011.

•	Cost of sales and operating expenses as a proportion of revenues decreased, primarily due to:

•	fixed-cost base, which does not fluctuate in sync with revenue growth; and

•	increase in residential customers subscribing to two or more services. As of June 30, 2012, 75.7% of our customers were bundling two services or more, compared with 73.6% as of June 30, 2011.

Partially offset by:

•	increase in operating expenses related to the deployment of our 4G network; and

•	increases in call centre, marketing, as well as network maintenance costs, to support our growth.

Amortization charge: $230.2 million, an increase of $37.0 million (19.1%) compared with 2011.

•	The increase was mainly due to:

•	amortization of our 4G network-related fixed assets as deployment continued in 2012;

•	increase in acquisition of fixed assets, mostly related to telephony and cable Internet access services and to the modernization of our network; and

•	amortization of illico Digital TV set-top boxes related to our rental program.

Financial expenses: (Primarily comprised of cash interest expense on outstanding debt) $88.8 million, an increase of $13.0 million (17.1%).

•	The increase was mainly due to:

•	$8.2 million increase in interest expense, due to higher indebtedness;

•	$2.9 million loss on foreign currency translation on short-term monetary items, compared with a $0.9 million gain in 2011; and

•

$1.1 million increase in amortization of financing costs and long-term debt premium or discount, caused by the incremental financing fees incurred on new indebtedness, and the retirement of long-term debt subject to premium amortization.

MANAGEMENT DISCUSSION AND ANALYSIS

Gain on valuation and translation of financial instruments: $98.6 million in the first six months of 2012, compared with $6.0 million in the same period of 2011, related to changes in the fair value of financial instruments, mainly embedded derivatives, due to interest rate fluctuations.

Income tax expense: $79.9 million (effective tax rate of 20.7%) in the first six months of 2012, compared with $43.0 million (effective tax rate of 17.1%) in the same period of 2011.

•	The increase of $36.9 million was mainly due to:

•	$32.2 million related to the increase in taxable income, offset by a lower domestic statutory tax rate;

•	$1.2 million related to tax consolidation transactions with our parent corporation; and

•	$3.5 million related to other non-taxable items, items deductible at a lower future tax rate, and other items.

Net income attributable to shareholder: $305.1 million, an increase of $97.0 million (46.6%).

•	The increase was mainly due to:

•	$76.0 million increase in operating income;

•	$92.6 million increase in gain on valuation and translation of financial instruments; and

•	$15.3 million decrease in other expenses.

Partially offset by:

•	$36.9 million increase in income taxes;

•	$37.0 million increase in amortization charges; and

•	$13.0 million increase in financial expenses.

CASH FLOW AND FINANCIAL POSITION

Operating activities

Second quarter 2012

Cash flows provided by operating activities: $272.3 million in the second quarter of 2012, compared with $202.4 million in the same period of 2011, an increase of $69.9 million (34.6%).

•	The increase was mainly due to:

•	$27.5 million increase in operating income;

•

$73.9 million favourable variance in non-cash balances related to operations, mainly due to a $30.8 million variation in accounts receivable; a $10.5 million variation in accounts receivable and payable to affiliated corporations; a $18.3 million variation in inventories; and a $35.0 million in income taxes receivable; partially offset by a $12.8 million variation in accounts payable, accrued expenses and provisions; a $6.7 million variation in prepaid expenses; and a $1.2 variation in other assets and liabilities; and

•	$5.6 million decrease in the cash portion of charge for restructuring of operations.

Partially offset by:

•	$31.7 million unfavourable variance in current income tax expenses; and

•	$5.6 million unfavourable variance in cash interest expenses.

MANAGEMENT DISCUSSION AND ANALYSIS

First semester 2012

Cash flows provided by operating activities: $551.9 million in the first semester of 2012, compared with $389.7 million in the same period of 2011, an increase of $162.3 million (41.6%).

•	The increase was mainly due to:

•	$76.0 million increase in operating income;

•

$113.6 million favourable variance in non-cash balances related to operations, mainly due to a $19.0 million variation in accounts payable, accrued expenses and provisions; a $24.7 million variation in accounts receivable and payable to affiliated corporations; a $18.6 million variation in inventories; a $23.0 million variation in deferred revenues; a $44.3 million variation in income taxes receivable; and a $5.9 million variation in other assets and liabilities; partially offset by a $11.6 million variation in accounts receivable; and a $10.3 million variation in prepaid expenses;

•	$14.0 million decrease in the cash portion of charge for restructuring of operations; and

•	$2.3 million favourable variance in other items.

Partially offset by:

•	$31.9 million unfavourable variance in current income tax expenses; and

•	$11.7 million unfavourable variance in cash interest expenses.

Working capital: Negative $70.4 million at June 30, 2012 compared with negative $182.8 million at December 31, 2011. The difference mainly reflects the impact of the increase in cash and cash equivalents and inventories, and decrease in accounts payable and accrued charges.

Investing Activities

Second quarter 2012

Additions to fixed assets: $161.6 million in the second quarter of 2012, compared with $160.4 million in the same period of 2011.

Acquisitions of intangible assets: $14.8 million in the second quarter of 2012, compared with $14.4 million in the same period of 2011.

Acquisition of a subsidiary from an affiliated corporation: In the second quarter of 2011, Videotron acquired Jobboom inc., a subsidiary of an affiliated corporation, for a cash consideration of $32.1 million.

First semester 2012

Additions to fixed assets: $345.0 million in the first semester of 2012, compared with $337.6 million in the same period of 2011.

Acquisitions of intangible assets: $33.7 million in the first semester of 2012, compared with $31.7 million in the same period of 2011.

Acquisition of a subsidiary from an affiliated corporation: In the first semester of 2011, Videotron acquired Jobboom inc., a subsidiary of an affiliated corporation, for a cash consideration of $32.1 million.

Financing Activities

Consolidated debt (long-term debt plus bank borrowings): $295.4 million increase during the first six months of 2012.

•	Debt increased in the first six months of 2012 for the following reasons:

•

issuance, on March 14, 2012, of US$800.0 million aggregate principal amount of Senior Notes for net proceeds of $787.6 million, net of financing fees of $11.9 million. The Notes bear 5.0% interest and mature on July 15, 2022; and

•	$6.4 million unfavourable impact of exchange rate fluctuations and amortization of long-term debt premium or discount.

MANAGEMENT DISCUSSION AND ANALYSIS

•	Summary of debt reductions during the same period:

•	repayment by the Corporation in March 2012 of all of our 6.875% Senior Notes maturing in January 2014, in the aggregate principal amount of US$395.0 million;

•	repayment of $5.4 million of borrowings under a bank credit facility;

•	$89.7 million decrease in debt due to favourable variance in the fair value of embedded derivatives, resulting mainly from interest rate fluctuations; and

•	$16.2 million decrease due to write-off of the fair value adjustment related to hedged interest rate risk.

•

On June 4, 2012, the Corporation offered to exchange all outstanding 5.0% Senior Notes due July 15, 2022 for an equal principal amount of Notes which have been registered under the Securities Act of 1933. This exchange offer expired on July 20, 2012.

Dividends: For the second quarter of 2012, a net increase of $65.0 million in cash distributions to our parent corporation, over the same period of 2011. For the first six months of 2012, a net increase of $430.0 million in cash distributions to our parent corporation, over the corresponding period of 2011.

Assets and liabilities related to derivative financial instruments: A net liability of $199.8 million as of June 30, 2012, compared with a net liability of $219.0 million as of December 31, 2011. This $19.2 million favourable net variance was due primarily to the favourable net impact of exchange rate fluctuations on the value of derivative financial instruments.

Financial Position as of June 30, 2012

Net available liquid assets: $749.0 million for the Corporation and its wholly owned subsidiaries, consisting of $174.0 million in cash and cash equivalents and $575.0 million in unused lines of credit.

Consolidated long-term debt (long-term debt plus bank borrowings): $2,152.5 million at June 30, 2012, an increase of $295.4 million since December 31, 2011; $19.2 million favourable net variance in assets and liabilities related to derivative financial instruments (see “Financing Activities” above).

As at June 30, 2012, minimum principal payments on long-term debt in the coming years are as follows:

Table 3

Minimum principal payments on Videotron’s long-term debt

12 months ending June 30

(in millions of dollars)

2013	$10.7
2014	10.7
2015	10.7
2016	188.6
2017	10.7
2018 and thereafter	2,145.5
Total	$2,376.9

The weighted average term of Videotron’s consolidated debt was approximately 7.3 years as of June 30, 2012 (5.7 years as of December 31, 2011). The debt consisted of approximately 83.0% fixed-rate debt (81.4% as of December 31, 2011) and 17.0% floating-rate debt (18.6% as of December 31, 2011).

Videotron’s management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, including investments required for our cable and 4G wireless

MANAGEMENT DISCUSSION AND ANALYSIS

network, working capital, interest payments, debt repayments, pension plan contributions, and dividends in the future. Videotron has access to cash flows generated by its subsidiaries through dividends and cash advances paid by its wholly owned subsidiaries.

Distributions to our shareholder: In the second quarter of 2012, we paid $90.0 million to our sole shareholder, Quebecor Media, in respect of dividends, compared with total cash distributions of $25.0 million in the same period of 2011. For the first semester of 2012, we paid $480.0 million in respect of dividends, compared with total cash distributions of $50.0 million in the same period of 2011. We expect to make cash distributions to our shareholder in the future, within the limits set by the terms of our indebtedness and applicable laws.

Analysis of Consolidated Balance Sheets as of June 30, 2012

Table 4

Consolidated Balance Sheets of Videotron Ltd.

Analysis of significant variances between June 30, 2012 and December 31, 2011

(in millions of dollars)

	June 30, 2012	December 31, 2011	Variance	Variance detail
Assets

Cash and cash equivalents	$175.3	$95.0	$80.3	Cash inflows provided by operating activities less outflows due to investing and financing activities

Inventories	101.5	122.9	(21.4)	Illico set-top boxes and mobile devices

Fixed assets	2,696.3	2,602.2	94.1	Acquisition of fixed assets related to our telecommunication networks, net of amortization

Intangible assets	687.2	711.4	(24.2)	Acquisition of software and licenses, net of amortization
Liabilities

Accounts payable and accrued charges	350.8	435.6	(84.8)	Impact of current variances in activity

Long-term debt including short-term portion	2,152.5	1,857.1	295.4	Debt issuance offset by the repayment of debt and a favourable variance in the fair value of embedded derivatives

Deferred income taxes	520.7	454.7	66.0	Use of tax benefits and capital cost allowance in excess of book amortization

MANAGEMENT DISCUSSION AND ANALYSIS

ADDITIONAL INFORMATION

Contractual Obligations and Other Commercial Commitments

As at June 30, 2012, our material contractual obligations included capital repayment and interest on long-term debt, operating lease arrangements, capital asset purchases and other commitments, and obligations related to derivative financial instruments. Table 5 below shows a summary of our contractual obligations.

Table 5

Contractual obligations of the Corporation

Payments due by period as of June 30, 2012

(in millions of dollars)

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more
Contractual obligations[1]
Accounts payable and accrued charges	$350.8	$350.8	$—	$—	$—
Amounts payable to affiliated corporations	29.8	29.8	—	—	—
Bank credit facility	64.3	10.7	21.4	21.4	10.8
6 3/8% Senior Notes due December 15, 2015	177.9	—	—	177.9	—
9 1/8% Senior Notes due April 15, 2018	720.2	—	—	—	720.2
7 1/8% Senior Notes due January 15, 2020	300.0	—	—	—	300.0
6 7/8% Senior Notes due July 15, 2021	300.0	—	—	—	300.0
5% Senior Notes due July 15, 2022	814.5	—	—	—	814.5
Interest payments[2]	1,314.4	151.1	358.4	340.6	464.3
Derivative financial instruments[3]	201.3	(1.4)	116.0	28.0	58.7
Lease commitments	187.2	34.1	47.5	28.2	77.4
Services and capital equipment commitments	29.4	20.2	8.1	1.1	—

Total contractual cash obligations	$4,489.8	$595.3	$551.4	$597.2	$2,745.9

[1]

Excludes obligations under subordinated loans due to Quebecor Media, our parent corporation; proceeds used to invest in Preferred Shares of an affiliated corporation for tax consolidation purposes for the Quebecor Media group.

[2]	Estimated interest payable on long-term debt, based on interest rates; hedged interest rates and hedged foreign exchange rates as of June 30, 2012.

[3]	Estimated future disbursements, net of receipts, related to foreign exchange hedging using derivative financial instruments.

Financial Instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, provisions, long-term debt, and derivative financial instruments.

As of June 30, 2012, the Corporation used derivative financial instruments to manage its exchange rate and interest rate exposure. The Corporation has entered into cross-currency interest rate swap arrangements to hedge foreign currency risk exposure on the entirety of its U.S.-dollar-denominated long-term debt and to manage the impact of interest rate fluctuations on some of its long-term debt.

The Corporation has also entered into currency forward contracts in order to hedge, among other things, the foreign currency risk on the future settlement of hedging contracts, the planned purchase, in U.S. dollars, of digital set-top boxes, modems, handsets, and certain capital expenditures, including equipment for the 4G network.

The Corporation does not hold or use any derivative financial instruments for trading purposes.

Certain cross-currency interest rate swaps entered into by the Corporation and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement value.

MANAGEMENT DISCUSSION AND ANALYSIS

The carrying value and fair value of long-term debt and derivative financial instruments as of June 30, 2012 and December 31, 2011 are as follows:

Table 6

Fair value of long-term debt and derivative financial instruments

(in millions of dollars)

	June 30, 2012		December 31, 2011
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(2,376.9)	$(2,507.5)	$(1,968.1)	$(2,064.4)
Derivative financial instruments
Early settlement options	194.1	194.1	106.7	106.7
Foreign exchange forward contracts	(2.4)	(2.4)	3.2	3.2
Cross-currency interest rate swaps	(197.4)	(197.4)	(222.2)	(222.2)
[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments is estimated using valuation models that project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments, by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market to a net exposure by the counterparty or by the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models, including volatility and discount factors.

The (gain) loss on valuation and translation of financial instruments for the three months and six months ended June 30, 2012 and 2011 is summarized in the following table.

Table 7

(Gain) loss on valuation and translation of financial instruments

(in millions of dollars)

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
(Gain) loss on embedded derivatives	$(28.8)	$0.5	$(96.1)	$(6.9)
Gain on derivative financial instruments for which hedge accounting is not used	(0.3)	–	(2.5)	–
Loss on the ineffective portion of fair value hedges	–	1.3	–	0.9
	$(29.1)	$1.8	$(98.6)	$(6.0)

A gain of $7.5 million was recorded under other comprehensive income in the second quarter of 2012 in relation to cash flow hedging relationships (loss of $7.3 million in the corresponding period of 2011). For the six months ended June 30, 2012, a gain of $9.7 million was recorded (loss of $4.0 million in the corresponding period of 2011).

MANAGEMENT DISCUSSION AND ANALYSIS

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. We believe that each of the transactions described below was on terms no less favourable to Videotron than could have been obtained from independent third parties.

Operating transactions

In the second quarter of 2012, the Corporation and its subsidiaries made purchases and incurred rent charges from the parent and affiliated corporations in the amount of $24.3 million ($16.0 million in the same period of 2011), which are included in cost of sales and operating expenses. Videotron and its subsidiaries made sales to the parent and affiliated corporations in the amount of $3.6 million ($3.3 million in the second quarter of 2011). These transactions were concluded and accounted for at the settlement amount.

During the first six months of 2012, the Corporation and its subsidiaries made purchases and incurred rent charges from the parent and affiliated corporations in the amount of $44.2 million ($33.7 million in the same period of 2011), which are included in cost of sales and operating expenses. Videotron and its subsidiaries made sales to the parent and affiliated corporations in the amount of $8.0 million ($6.3 million in the first six months of 2011). These transactions were concluded and accounted for at the settlement amount.

Management arrangements

Videotron has entered into management arrangements with its parent corporation. Under these management arrangements, the parent corporation provides management services on a cost-reimbursement basis.

In the second quarter of 2012, Videotron incurred management fees of $8.7 million ($4.9 million in the second quarter of 2011) with our parent corporation. During the first six months of 2012, Videotron incurred management fees of $17.4 million ($12.8 million in the first six months of 2011).

Cautionary Statement Regarding Forward-Looking Statement

This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, our business, and some of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate, as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of those terms or variations of them or similar terminology, are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things, our anticipated business strategies, anticipated trends in our business, and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to be correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate, including competition from alternative means of program and content transmission;

•	new technologies that might change consumer behaviour toward our product suite;

•

unanticipated higher capital spending required to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of our business;

MANAGEMENT DISCUSSION AND ANALYSIS

•	our ability to implement our business and operating strategies and manage our growth and expansion successfully;

•	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•

changes in laws and regulations, or in their interpretation, which could result, among other things, in the loss (or reduction in value) of our licences or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness, the tightening of credit markets, and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.

We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the annual report on Form 20-F, under the “Item 3. Key information - Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. We will not update these statements unless securities laws require us to do so. We advise you to consult any documents we may file with or furnish to the U.S. Securities and Exchange Commission (SEC).

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of Canadian dollars)

(unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2012	2011	2012	2011
Revenues
Cable television		$267,894	$252,503	$535,919	$498,133
Internet		191,468	170,961	382,824	339,356
Cable telephony		113,101	108,164	224,808	215,468
Mobile telephony		40,855	26,010	78,428	46,717
Business solutions		15,724	16,061	32,604	31,128
Equipment sales		10,931	15,187	19,240	28,218
Other		11,955	12,150	23,891	25,243
		651,928	601,036	1,297,714	1,184,263

Cost of sales and operating expenses	2	350,278	326,835	693,037	655,539
Amortization		116,078	96,286	230,191	193,248
Financial expenses	3	44,602	38,319	88,787	75,810
(Gain) loss on valuation and translation of financial instruments	4	(29,130)	1,784	(98,554)	(5,970)
Restructuring of operations	5	277	5,905	484	14,457
Gain on debt refinancing	6	–	–	(1,292)	–
Income before income taxes		169,823	131,907	385,061	251,179

Income taxes
Current		13,896	(17,794)	14,067	(17,794)
Deferred		22,201	40,397	65,819	60,762
		36,097	22,603	79,886	42,968
Net income		$133,726	$109,304	$305,175	$208,211

Net income attributable to:
Shareholder		$133,686	$109,264	$305,079	$208,067
Non-controlling interest		40	40	96	144

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of Canadian dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011

Net income	$133,726	$109,304	$305,175	$208,211
Other comprehensive income (loss):
Cash flow hedges:
Gain (loss) on valuation of derivative financial instruments	7,487	(7,329)	9,688	(3,994)
Deferred income taxes	(2,663)	1,085	1,560	1,667
Reclassification to income:
Other comprehensive loss related to cash flow hedges	–	–	4,065	–
Deferred income taxes	–	–	(1,500)	–
	4,824	(6,244)	13,813	(2,327)
Comprehensive income	$138,550	$103,060	$318,988	$205,884

Comprehensive income attributable to:
Shareholder	$138,510	$103,020	$318,892	$205,740
Non-controlling interest	40	40	96	144

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands of Canadian dollars)

(unaudited)

	Equity attributable to shareholder
	Capital stock	Retained earnings	Accumulated other comprehensive (loss) income	Equity attributable to non-controlling interest	Total equity
	(note 7)		(note 9)

Balance as of December 31, 2010	$3,401	$733,843	$(4,139)	$1,140	$734,245

Net income	–	208,067	–	144	208,211

Other comprehensive income	–	–	(2,327)	–	(2,327)

Acquisition of a subsidiary from an affiliated corporation	–	(32,140)	–	–	(32,140)

Dividends	–	(50,000)	–	–	(50,000)

Balance as of June 30, 2011	3,401	859,770	(6,466)	1,284	857,989

Net income	–	260,956	–	85	261,041

Other comprehensive loss	–	(23,656)	1,222	–	(22,434)

Dividends	–	(90,000)	–	(55)	(90,055)

Balance as of December 31, 2011	3,401	1,007,070	(5,244)	1,314	1,006,541

Net income	–	305,079	–	96	305,175

Other comprehensive income	–	–	13,813	–	13,813

Acquisition of a non-controlling interest	–	–	–	(38)	(38)

Dividends	–	(480,000)	–	–	(480,000)

Balance as of June 30, 2012	$3,401	$832,149	$8,569	$1,372	$845,491

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)

(unaudited)

	Three months ended June 30			Six months ended June 30
	Note	2012	2011	2012	2011

Cash flows related to operating activities
Net income		$133,726	$109,304	$305,175	$208,211
Adjustments for:
Amortization of fixed assets		91,625	75,995	182,432	153,301
Amortization of intangible assets		24,453	20,291	47,759	39,947
(Gain) loss on valuation and translation of financial instruments	4	(29,130)	1,784	(98,554)	(5,970)
Amortization of financing costs and long-term debt premium or discount	3	1,418	915	2,832	1,713
Gain on debt refinancing	6	–	–	(1,292)	–
Deferred income taxes		22,201	40,397	65,819	60,762
Other		169	(264)	1,716	(728)
		244,462	248,422	505,887	457,236
Net change in non-cash balances related to operating activities		27,857	(46,038)	46,051	(67,576)
Cash flows provided by operating activities		272,319	202,384	551,938	389,660

Cash flows related to investing activities
Additions to fixed assets		(161,566)	(160,387)	(345,017)	(337,623)
Additions to intangible assets		(14,768)	(14,437)	(33,670)	(31,707)
Acquisition of a subsidiary from an affiliated corporation		–	(32,140)	–	(32,140)
Other		1,183	1,581	2,346	2,501
Cash flows used in investing activities		(175,151)	(205,383)	(376,341)	(398,969)

Cash flows related to financing activities
Issuance of long-term debt, net of financing fees	6	–	–	787,571	–
Repayment of long-term debt	6	–	–	(394,094)	–
Dividends		(90,000)	(25,000)	(480,000)	(50,000)
Settlement of hedging contracts		(3,380)	–	(3,380)	–
Net borrowings under bank credit facility		(5,357)	–	(5,357)	–
Other		–	(14)	(37)	(14)
Cash flows used in financing activities		(98,737)	(25,014)	(95,297)	(50,014)

Net change in cash and cash equivalents		(1,569)	(28,013)	80,300	(59,323)

Cash and cash equivalents at beginning of period		176,885	65,025	95,016	96,335
Cash and cash equivalents at end of period		$175,316	$37,012	$175,316	$37,012

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(in thousands of Canadian dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of:
Bank overdraft	$(10,713)	$(40,011)	$(10,713)	$(40,011)
Cash equivalents	186,029	77,023	186,029	77,023
	$175,316	$37,012	$175,316	$37,012

Interest and taxes reflected as operating activities:
Cash interest payments (net of receipts)	$69,262	$59,892	$85,218	$77,995
Cash income tax payments (net of refunds)	137	1,015	448	10,392

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars)

(unaudited)

	June 30, 2012	December 31, 2011
Assets

Current assets
Cash and cash equivalents	$175,316	$95,016
Accounts receivable	260,547	264,497
Income taxes	–	10,819
Amounts receivable from affiliated corporations	17,392	33,391
Inventories	101,480	122,870
Prepaid expenses	30,921	16,319
Total current assets	585,656	542,912

Non-current assets
Investments	1,630,000	1,630,000
Fixed assets	2,696,334	2,602,215
Intangible assets	687,160	711,426
Derivative financial instruments	11,052	3,207
Other assets	42,103	43,434
Deferred income taxes	5,472	5,243
Goodwill	451,545	451,545
Total non-current assets	5,523,666	5,447,070
Total assets	$6,109,322	$5,989,982

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS (continued)

(in thousands of Canadian dollars)

(unaudited)

	Note	June 30, 2012	December 31, 2011

Liabilities and Equity

Current liabilities
Accounts payable and accrued charges		$350,777	$435,627
Amounts payable to affiliated corporations		29,800	23,789
Provisions		7,746	7,383
Deferred revenue		255,239	248,195
Income taxes		1,762	–
Current portion of long-term debt	6	10,714	10,714
Total current liabilities		656,038	725,708

Non-current liabilities
Long-term debt	6	2,141,748	1,846,343
Subordinated loan from parent corporation		1,630,000	1,630,000
Derivative financial instruments		210,857	222,212
Deferred income taxes		520,705	454,716
Other liabilities		104,483	104,462
Total non-current liabilities		4,607,793	4,257,733
Total liabilities		5,263,831	4,983,441

Equity
Capital stock	7	3,401	3,401
Retained earnings		832,149	1,007,070
Accumulated other comprehensive income (loss)	9	8,569	(5,244)
Equity attributable to shareholder		844,119	1,005,227
Non-controlling interest		1,372	1,314
Total equity		845,491	1,006,541
Total liabilities and equity		$6,109,322	$5,989,982

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and six-month periods ended June 30, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

Videotron Ltd. (the "Corporation") is incorporated under the laws of Québec and is a wholly owned subsidiary of Quebecor Media Inc. (the parent corporation) and is a subsidiary of Quebecor Inc. (the ultimate parent corporation). The Corporation’s head office and registered office is located at 612, rue Saint-Jacques, Montréal (Québec), Canada.

The Corporation offers television distribution, Internet, business solutions, cable and mobile telephony services in Canada and operates in the rental of movies and televisual products through its video-on-demand service and its distribution and rental stores, and operates specialized Internet sites.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements because they do not include all disclosures required under IFRS for annual consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2011 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of the Corporation on August 8, 2012.

Comparative figures for previous periods have been restated to conform to the presentation adopted for the three-month and six-month periods ended June 30, 2012.

2.	COST OF SALES AND OPERATING EXPENSES

The main components are as follows:

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011

Employee costs	$120,223	$106,228	$241,848	$213,518
Royalties and rights	106,817	95,562	213,377	189,409
Cost of retail products	33,701	48,050	59,678	95,721
Subcontracting costs	28,000	29,784	53,414	58,027
Marketing and distribution expenses	18,503	15,030	35,862	29,563
Other	73,455	60,865	148,954	126,120
	380,699	355,519	753,133	712,358

Employee costs capitalized to fixed assets and intangible assets	(30,421)	(28,684)	(60,096)	(56,819)
	$350,278	$326,835	$693,037	$655,539

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

3.	FINANCIAL EXPENSES

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011

Third parties:
Interest on long-term debt	$44,446	$39,163	$86,635	$78,461
Amortization of financing costs and long-term debt premium or discount	1,418	915	2,832	1,713
Loss (gain) on foreign currency translation on short-term monetary items	720	(58)	2,941	(917)
Other	(554)	(273)	(775)	(604)
	46,030	39,747	91,633	78,653

Affiliated corporations:
Interest expense	42,665	42,665	85,340	84,858
Dividend income	(44,093)	(44,093)	(88,186)	(87,701)
	(1,428)	(1,428)	(2,846)	(2,843)
	$44,602	$38,319	$88,787	$75,810

4.	(GAIN) LOSS ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011

(Gain) loss on embedded derivatives	$(28,841)	$504	$(96,056)	$(6,924)
Gain on derivative financial instruments for which hedge accounting is not used	(289)	–	(2,498)	–
Loss on the ineffective portion of fair value hedges	–	1,280	–	954
	$(29,130)	$1,784	$(98,554)	$(5,970)

5.	RESTRUCTURING OF OPERATIONS

Since the launch of its new advanced mobile network, the Corporation has been incurring costs for the migration of its pre-existing Mobile Virtual Network Operator subscribers to its mobile network. Charges of $0.3 million and $0.5 million were recorded in the three-month and six-month periods ended June 30, 2012, respectively ($5.9 million and $14.5 million in the corresponding periods of 2011).

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

6.	LONG-TERM DEBT

On March 14, 2012, the Corporation issued US$800.0 million aggregate principal amount of Senior Notes bearing interest at 5.0% and maturing on July 15, 2022, for net proceeds of approximately $787.6 million, net of financing fees of $11.9 million. The Senior Notes are unsecured and contain certain restrictions on the Corporation, including limitations on its ability to incur additional indebtedness, pay dividends and make other distributions. The notes are guaranteed by specific subsidiaries of the Corporation and are redeemable at the option of the Corporation, in whole or in part, at any time before their maturity at a price based on a make-whole formula. The Corporation has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency swaps.

In March 2012, the Corporation redeemed all of its 6.875% Senior Notes due January 2014 in an aggregate principal amount of US$395.0 million for a total cash consideration of $394.1 million. This transaction resulted in a total gain of $1.3 million (before income taxes).

Components of the long-term debt are as follows:

	June 30, 2012	December 31, 2011

Long-term debt	$2,376,906	$1,968,051
Change in fair value related to hedged interest rate risks	–	16,166
Adjustment related to embedded derivatives	(187,668)	(97,929)
Financing fees, net of amortization	(36,776)	(29,231)
	2,152,462	1,857,057
Less: current portion	(10,714)	(10,714)
	$2,141,748	$1,846,343

7.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of common shares, without par value, voting and participating

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of June 30, 2012 and December 31, 2011	2,516,829	$3,401

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

8.	STOCK-BASED COMPENSATION PLAN

Outstanding options

The following table provides details of changes to outstanding options granted by the parent corporation to the employees of the Corporation and its subsidiaries for the six-month period ended June 30, 2012:

		Outstanding options
	Number	Weighted average exercise price
As of December 31, 2011:	953,240	$ 40.64
Exercised	(103,415)	43.83
As of June 30, 2012	849,825	$ 40.26
Vested options as of June 30, 2012	146,864	$ 43.89

For the three-month period ended June 30, 2012, a net consolidated charge related to the stock-based compensation plan was recorded in the amount of $0.3 million (a net reversal of $1.5 million in 2011). For the six-month period ended June 30, 2012, a net charge related to the stock-based compensation plan was recorded in the amount of $2.0 million (a net reversal of $1.7 million in 2011).

During the three-month period ended June 30, 2012, 70,082 of the parent corporation’s stock options were exercised for a cash consideration of $0.6 million (37,230 stock options for $0.5 million in 2011). During the six-month period ended June 30, 2012, 103,415 of the parent corporation’s stock options were exercised for a cash consideration of $0.8 million (80,873 stock options for $0.9 million in 2011).

9.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Amounts accounted for in the accumulated other comprehensive income relate solely to cash flow hedges.

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 10 year period.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Marie-Josée Marsan
By:	Marie-Josée Marsan Vice President Finance and Chief Financial Officer

Date: August 9, 2012